# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WESTPORT FUEL SYSTEMS INC., CIK 0001370416
CUSIP: 960908507
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1691 West 75th Avenue, VANCOUVER, BRITISH COLUMBIA, British Columbia Canada (A1), V6P6G2
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000903064-25-000005
Filed by CIK 0000903064

## Reporting persons
- GRACE & WHITE, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 154,922; shared voting power 0; sole dispositive power 1,163,087; shared dispositive power 0; aggregate amount beneficially owned 1,163,087 (6.7% of the class)

## Item 1. Issuer
Name of issuer: WESTPORT FUEL SYSTEMS INC.
Address of issuer's principal executive offices: 1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P6G2

## Item 2. Person Filing
Name of person filing: Grace & White, Inc.
Address of principal business office or, if none, residence: Grace & White, Inc., 515 Madison Ave., Suite 1700, NY NY 10022
Citizenship: New York Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,163,087
Percent of class: 6.70%
Sole power to vote or to direct the vote: 154,922
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,163,087
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GRACE & WHITE, INC.: S/MARC RAVITZ, Marc Ravitz Executive Vice President (01/27/2026)